Issuer Free Writing Prospectus

Dated April 23, 2008

Filed Pursuant to Rule 433

Registration Statement No. 333-142900

Xerox Corporation

Pricing Term Sheet and Information Supplement

Issuer:	Xerox Corporation	Xerox Corporation
Security Description:	Senior Notes	Senior Notes
Distribution:	SEC Registered	SEC Registered
Size:	$400,000,000	$1,000,000,000
Coupon:	5.650%	6.350%
Maturity:	May 15, 2013	May 15, 2018
Offering Price:	99.996%	99.856%
Yield to Maturity:	5.650%	6.369%
Spread to Benchmark:	267bps	262bps
Benchmark:	2.50% due March 31, 2013	3.50% due February 15, 2018
Ratings:	Baa2 (positive outlook) / BBB (stable outlook) / BBB (stable outlook)	Baa2 (positive outlook) / BBB (stable outlook) / BBB (stable outlook)
Interest Payment Dates:	May 15, November 15	May 15, November 15
Beginning:	November 15, 2008	November 15, 2008
Record Dates:	May 1, November 1	May 1, November 1

Make-Whole Call:	T+40bps	T+40bps

Trade Date:	April 23, 2008	April 23, 2008
Settlement Date:	April 28, 2008 (T+ 3)	April 28, 2008 (T+ 3)
CUSIP:	984121 BV4	984121 BW2

Joint Book-Running Managers:	Barclays Capital Inc. Citigroup Global Markets Inc. J.P. Morgan Securities Inc.	Barclays Capital Inc. Citigroup Global Markets Inc. J.P. Morgan Securities Inc.
Co-Managers:	Banc of America Securities LLC BNP Paribas Securities Corp. Goldman, Sachs & Co. HSBC Securities (USA) Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated UBS Securities LLC	Banc of America Securities LLC BNP Paribas Securities Corp. Goldman, Sachs & Co. HSBC Securities (USA) Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated UBS Securities LLC

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Use of Proceeds

The net proceeds of this offering after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, are expected to be approximately $1,388,919,000 and will be used to repay a portion of the outstanding borrowings under the 2007 Credit Facility and for general corporate purposes.

As Adjusted Financial Data

At March 31, 2008, on an as adjusted basis after giving effect to the issuance of the notes offered by this prospectus supplement and the application of the net proceeds therefrom, the Company and its subsidiaries would have had $8.7 billion of debt on a consolidated basis, of which $207 million would be secured debt.

Offering Expenses

We estimate that our total expenses of this offering will be approximately $725,000.

This information updates and supersedes the information in our Prospectus Supplement, Subject to Completion dated April 23, 2008, To Prospectus Dated May 14, 2007.

Underwriting

Ann N. Reese, a Director of Xerox Corporation, is a Director of Merrill Lynch & Co., Inc., the parent company of Merrill Lynch, Pierce, Fenner & Smith Incorporated.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll free at 1-888-227-2275 ext. 2663, Citigroup Global Markets Inc. toll free at 1-877-858-5407 or J.P. Morgan Securities Inc. collect at (212) 834-4533.